Indaptus Therapeutics, Inc.

3 Columbus Circle, 15th Floor

New York, NY 10019

May 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Indaptus Therapeutics, Inc.
Registration Statement on Form S-3
Post-Effective Amendment No. 1 dated August 16, 2021 and filed on August 16, 2021 and Post-Effective Amendment No. 1 dated August 16, 2021 and filed on August 18, 2021
File No. 333-258854

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Indaptus Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Commission (the “Commission”) consent to the withdrawal of (i) the Post-Effective Amendment No. 1 (SEC Accession No. 0001493152-21-020209) (the “First Post-Effective Amendment”) to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), together with all exhibits filed therewith, filed on August 16, 2022, and (ii) the Post-Effective Amendment No. 1 (SEC Accession No. 0001493152-21-020550) (the “Second Post-Effective Amendment” and together with the First Post-Effective Amendment, the “Post-Effective Amendments”) to the Registration Statement, together with all exhibits filed therewith, filed on August 18, 2022. The First Post-Effective Amendment inadvertently referenced 1933 Act file number 333-258854, but when filed could not be associated with the correct 1933 Act file number 333-230016 for certain technical reasons at such time. The Second Post-Effective Amendment referenced the correct 1933 Act file number 333-230016, but when filed could still not be associated with such 1933 Act file number for technical reasons at such time. The withdrawal hereby requested is only for the Post-Effective Amendments that were filed on August 16, 2022 and on August 18, 2022, and not with respect to any other filings made under the 1933 Act file numbers 333-258854 or 333-230016. The Post-Effective Amendments have not been declared effective by the Commission and no securities have been sold under the Post-Effective Amendments.

Please direct any questions or comments regarding this correspondence to Gary Emmanuel of McDermott Will & Emery LLP at (212) 547-5541.

Thank you for your assistance in this matter.

Very truly yours,

INDAPTUS THERAPEUTICS, INC.

By:	/s/ Jeffrey A. Meckler
Name:	Jeffrey A. Meckler
Title:	Chief Executive Officer